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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934


                             StarMedia Network, Inc.
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                                (Name of Issuer)


                             StarMedia Network, Inc.
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                      (Names of Person(s) Filing Statement)


                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                    855546107
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                      (CUSIP Number of Class of Securities)

                                Jose Manuel Tost
                                    President
                             StarMedia Network, Inc.
                                999 Brickell Ave.
                                   Suite #808
                              Miami, Florida 33131
                                 (305) 938-3000
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      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                               Brian J. Lane, Esq.
                           Gibson, Dunn & Crutcher LLP
                          1050 Connecticut Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 955-8500

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This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [_] The filing of a registration statement under the Securities Act of 1933.

         c. [_] A tender offer.

         d. [_] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            CALCULATION OF FILING FEE

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         Transaction valuation*                           Amount of filing fee**

         $1,200                                           $0.24
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* For purposes of calculating the fee only. This amount assumes the acquisition of 120,000 shares of common stock of the subject company for $0.01 per share in cash in lieu of issuing fractional shares in connection with the one-for-one thousand reverse stock split. This $0.01 multiplier constitutes the estimated cash consideration to be paid per share in lieu of the issuance of any fractional shares, that will be determined by the average of the bid and asked prices of the Common Stock for the ten (10) trading days immediately preceding the Effective Date.

** Determined pursuant to Rule 0-11(b)(1) by multiplying $1,200 by 1/50 of 1%.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $                  Filing Party:

Form or Registration No.:                   Date Filed:



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                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


         Concurrently with the filing of this Schedule 13E-3, StarMedia Network, Inc. is filing with the Securities and Exchange Commission (the "Commission") a preliminary proxy statement (the "Proxy Statement"). A copy of the Proxy Statement is filed herewith as Exhibit 1. The information in the Proxy Statement is expressly incorporated herein by reference in response to all items of this Schedule l3E-3. The Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this statement shall have the meanings given to them in the Proxy Statement.

ITEM 1.    SUMMARY TERM SHEET.

         The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET FOR REVERSE STOCK SPLIT."

ITEM 2.   SUBJECT COMPANY INFORMATION.

         The name of the subject company is StarMedia Network, Inc. and the address and telephone number of its principal executive offices are 999 Brickell Ave., Suite #808, Miami, Florida 33131, (305) 938-3000. The subject class of equity securities is common stock, $0.001 par value per share. As of September 12, 2002, there were approximately 79,969,230 shares of common stock issued and outstanding. The required information regarding the trading market of the common stock, the high and low sale prices of the common stock and dividends paid with respect to the common stock is incorporated herein by reference to the section of Exhibit 1 entitled "MARKET FOR THE COMPANY'S COMMON STOCK."


ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

         The filing person is the subject company, StarMedia Network, Inc. The required information regarding the Company is set forth in Item 2 above.

         None of the persons specified in Instruction C to Schedule 13E-3, nor to their best knowledge, any of the persons listed in Exhibit 2 attached hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it, as the case may be, from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4.   TERMS OF THE TRANSACTION.

         The required information is incorporated herein by reference to the sections of Exhibit 1



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entitled "SUMMARY TERM SHEET FOR REVERSE STOCK SPLIT" and "PROPOSAL THREE:
PROPOSAL TO AMEND THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMMON STOCK."

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "ANALYSIS - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" and "PROPOSAL THREE: PROPOSAL TO AMEND THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMMON STOCK -- Special Factors -- Recommendation of the Board; Fairness of the Transaction."

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "PROPOSAL THREE: PROPOSAL TO AMEND THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMMON STOCK -- Special Factors -- Exchange of Stock Certificates" and "PROPOSAL THREE: PROPOSAL TO AMEND THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMMON STOCK -- Special Factors -- Conduct of the Company's Business After the Transaction."

ITEM 7.   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "PROPOSAL THREE: PROPOSAL TO AMEND THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMMON STOCK -- Special Factors -- Background of the Reverse Split," "--Purpose of the Split Amendment," "--Board Consideration," "--Source of Funds and Financial Effect of the Transaction," "--Effect of the Proposed Reverse Split on Stockholders," "--Effect of the Proposed Reverse Split on the Company," "--Material Federal Income Tax Consequences" and "--Tax Consequences to Stockholders Who Are Cashed Out in the Reverse Split."

ITEM 8.   FAIRNESS OF THE TRANSACTION.

         The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "PROPOSAL THREE: PROPOSAL TO AMEND THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMMON STOCK -- Special Factors -- Recommendation of the Board; Fairness of the Transaction," "--Board Consideration" " and "SUMMARY TERM SHEET."


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ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         The required information is incorporated herein by reference to the section of Exhibit 1 entitled "PROPOSAL THREE: PROPOSAL TO AMEND THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMMON STOCK -- Special Factors -- Recommendation of the Board" and "--Board Consideration."

ITEM 10.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The required information is incorporated herein by reference to the section of Exhibit 1 entitled "PROPOSAL THREE: PROPOSAL TO AMEND THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMMON STOCK -- Special Factors -- Source of Funds and Financial Effect of Transaction."

ITEM 11.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "Security Ownership of Certain Beneficial Owners and Management."


ITEM 12.   THE SOLICITATION OR RECOMMENDATION.

         The required information is incorporated herein by reference to the section of Exhibit 1 entitled "PROPOSAL THREE: PROPOSAL TO AMEND THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMMON STOCK -- Special Factors -- Recommendation of the Board; Fairness of the Transaction."

ITEM 13.   FINANCIAL STATEMENTS.

         The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "PROPOSAL THREE: PROPOSAL TO AMEND THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMMON STOCK -- Special Factors -- Source of Funds and Financial Effect of the Transaction" and "-- Other Information."

ITEM 14.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         The required information is incorporated herein by reference to the section of Exhibit 1 entitled "QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING."

ITEM 15.   ADDITIONAL INFORMATION

         Not applicable.


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ITEM 16.   EXHIBITS.

         1. Preliminary Proxy Statement and form of Proxy Card under Regulation 14A, dated as of September ___, 2002.*

         2.       List of Directors and Executive Officers

         * Incorporated by reference to the Proxy Statement filed with the Commission by StarMedia Network, Inc. on September 24, 2002.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 24, 2002

                                    STARMEDIA NETWORK, INC.


                                    By: /s/ Michael Hartman
                                        ----------------------------------------
                                    Name:   Michael Hartman
                                    Title:  General Counsel and Secretary





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